UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-38527

Uxin Limited

2-5/F, Tower E, LSHM Center,
No. 8 Guangshun South Avenue,
Chaoyang District,
Beijing 100102

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         ☒         Form 40-F         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes to the Board of Directors

Mr. Lin Cong has been appointed to the board of directors (the “Board”) of Uxin Limited (Nasdaq: UXIN) (“Uxin” or the “Company”), effective December 27, 2019. Mr. Lin Cong has served as the Vice President of 58.com Group since March 2017. Before joining 58.com, he was the co-founder and CEO of Youche.com Inc., a used car dealer chain in China, from February 2014 to March 2017. From August 2010 to February 2014, Mr. Cong served as the Vice President of Finance and IT with 58.com. Mr. Cong also worked as a management consultant with Boston Consulting Group from August 2008 to August 2009 and as an auditor with PricewaterhouseCoopers Zhong Tian LLP from August 2002 to May 2005. Mr. Cong holds a bachelor’s degree in accounting from Tsinghua University and an M.B.A. degree from Stanford University.

Mr. Jinbo Yao has tendered his resignation from the Board, effective December 27, 2019, for personal reasons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

By:	/s/ Zhen Zeng
Name:	Zhen Zeng
Title:	Chief Financial Officer

Date: December 30, 2019